Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 10 DATED DECEMBER 1, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), and Prospectus Supplements No. 4 dated August 16, 2006, No. 5 dated October 4, 2006, No. 6 dated October 19, 2006, No. 7 dated November 7, 2006, No. 8 dated November 16, 2006, and No. 9 dated November 28, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe potential acquisitions by us in Redmond, Washington.

Potential Acquisitions by Hines REIT

Daytona Buildings

On November 28, 2006, the Operating Partnership entered into a contract with affiliates of Hart Properties Northwest, LLC to acquire three office buildings located at 148th Avenue and N. E. 31st Way in Redmond, Washington (the “Daytona Buildings”). The sellers are not affiliated with us or our affiliates. The buildings consist of approximately 251,000 square feet of rentable area and are 100% leased. Microsoft Corporation leases 211,731 square feet or approximately 84% of the buildings’ rentable area, under a lease that expires in 2012 and provides options to renew for two additional five-year terms.

The contract purchase price for the Daytona Buildings is expected to be $99.0 million, exclusive of transaction costs, financing fees and working capital reserves. We expect to fund the acquisition using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank National Association. In connection with the acquisition of this property, we expect to pay our Advisor approximately $495,000 in cash acquisition fees. Likewise, the interest in the Operating Partnership represented by the Participation Interest will increase as a result of the acquisition.

We anticipate that the closing will occur on or about December 20, 2006, subject to a number of customary closing conditions. One condition of closing on the acquisition of the Daytona Buildings is obtaining a waiver of the right of first refusal to purchase the property held by one of the tenants. The right of first refusal expires during the first week of December 2006. There can be no guarantee that this acquisition will be consummated and if the Operating Partnership elects not to close on the Daytona Buildings, it could forfeit its $5 million earnest money deposit.

Laguna Buildings

On November 28, 2006, the Operating Partnership also entered into a contract with affiliates of Hart Properties Northwest, LLC to acquire a group of six office buildings located at N. E. 31st Way in Redmond, Washington (the “Laguna Buildings”). These buildings consist of approximately 465,000 square feet of rentable area and are 100% leased. Honeywell International, Inc., an industrial products company, leases 388,798 square feet, or approximately 84% of the buildings’ rentable area, under leases expiring in various years through 2013. One of the leases represents 104,443 square feet and expires in July 2009, and provides the option to renew for two additional five-year terms. Microsoft leases 75,903 square feet, or approximately 16% of the buildings’ rentable area, under a lease that expires in 2011.

The contract purchase price for the Laguna Buildings is expected to be $118.0 million, exclusive of transaction costs, financing fees and working capital reserves. We expect to fund the acquisition using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank. In connection with the acquisition of this property, we expect to pay the Advisor approximately $590,000 in cash acquisition fees. Likewise, the interest in the Operating Partnership represented by the Participation Interest will increase as a result of the acquisition.

We anticipate that the closing will occur on or about January 3, 2007, subject to a number of customary closing conditions. There can be no guarantee that this acquisition will be consummated and if the Operating Partnership elects not to close on the Laguna Buildings, it could forfeit its $5 million earnest money deposit.